Paul J. Pollock
212.895.4216
ppollock@crowell.com

August 29, 2014

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Global Clean Energy, Inc.
Registration Statement on Form 10 Filed July 9, 2014 File No. 0-30303

Dear Sir or Madam:

On behalf of our client, Global Clean Energy, Inc (“Global Clean”), and pursuant to Rule 477 promulgated under the Securities Act of 1933, Global Clean respectfully requests the immediate withdrawal of its Registration Statement on Form 10 (File No. 03-30303) together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Securities and Exchange Commission on July 9, 2014.  Global Clean confirms no securities were sold in connection with the offering, and  the Registration Statement is not yet effective.

We appreciate your assistance, and should you have any questions, please feel free to contact me at (212) 895-4216.

Sincerely,

/s/ Paul J. Pollock

Paul J. Pollock

cc:           Dr. Earl Azimov (Global Clean)
Kenneth S. Adessky, Esq. (Global Clean)